NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER ANNOUNCES FURTHER DRILL RESULTS

October 19, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to report further drill results from 19 holes on the Carmen, Veta Minitas and Carotare deposits.

Drill Results

Carmen Deposit

Drilling concentrated further on testing the northern and northeastern limits of the deposit. One notable intercept was on MTR-407 which returned four metres of 16.58 g/t gold equivalent. This was a step out from MTR-373 (reported August 8, 2006) and infill to MTR-422 which is also reported in this news release.

Additional intercepts from various holes reported grade but the limits to the deposit are now very close to being defined.

Carotare & Veta Minitas Deposits

Two holes at Carotare and five from Veta Minitas demonstrated various intervals of grade. The drilling at Carotare was targeted at testing outlying structures. Drilling at Veta Minitas was to test the area between the Carmen footwall and the Veta Minitas structure.

To view the location of the drill results below in relation to the deposits, please utilize the Google Earth feature of our website at: http://www.kimberresources.com/monterde3d.html .

Hole	From	To	Width	Gold	Silver	AuEq
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t) *
CTR- 45	scattered anomalous
CTR- 46	254	260	6	1.768	7.0	1.861
LMR- 39	40	46	6	0.747	98.0	2.054
and	234	248	14	1.349	6.1	1.431
LMR- 41	scattered anomalous
LMR- 42	22	30	8	0.062	95.3	1.332
LMR- 44	scattered anomalous
LMR- 45	scattered anomalous
MTC- 37	22	32	10	0.121	44.2	0.71
and	62	86	24	0.557	80.0	1.62
and	268	272	4	1.808	9.5	1.93
and	280	288	8	0.840	2.5	0.87
MTC- 38	40	60	20	0.040	69.9	0.97
and	72	84	12	0.222	67.5	1.12
and	124	140	16	0.335	59.3	1.12
and	258	263.1	5.1	1.692	26.3	2.04
	hole ended in mineralization
MTR-407	160	164	4	1.491	32.0	1.92
and	234	250	16	0.911	12.4	1.08
and	256	260	4	16.426	11.5	16.58
MTR-421	scattered anomalous
MTR-422	16	20	4	2.378	38.0	2.88
and	284	288	4	2.803	4.5	2.86
MTR-423	122	126	4	0.580	86.0	1.73
MTR-424	scattered anomalous
MTR-425	scattered anomalous
MTR-426	146	152	6	0.611	87.3	1.78
MTR-428	scattered anomalous
MTR-429	scattered anomalous
MTR-430	no significant intercepts
MTR-431	4	10	6	0.456	74.0	1.44
and	66	86	20	0.149	44.4	0.74
	hole ended in mineralization
*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

Current Operations

The rainy season in the Sierra Madre has started to subside allowing the team on the ground to make better progress with road repairs and drill road and pad building. Access to Carotare and El Orito Norte continues to be a top priority and over the past month good progress has been made on Carotare East & West. At Carotare, there are now a number of roads in place from which to develop pads to access both the eastern and western structures. Road building at El Orito, while slow because of the steepness of terrain, has allowed for some drilling to take place during this drill period. Further road access to key structures is under construction in preparation for additional drilling.

Property Acquisition

Kimber, through a wholly-owned Mexican subsidiary, has acquired a new property, approximately 7200 hectares in size in Estado de Mexico. Staking of the property was initiated some time ago, but the announcement of the acquisition was postponed until title could be made secure.

The property (“Pericones”) covers at least two areas which are prospective for bulk tonnage silver deposits. Each has pervasive alteration with numerous old workings. Preliminary mapping and sampling is in progress.

The property was staked because it was seen to cover at least one alteration system which appeared prospective for bulk tonnage silver. Work on the property is at an early stage (no drilling). Monterde continues to be the main focus of the Company. Only one geologist along with some local help will be available for the mapping and sampling program at Pericones.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe, P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Antonio Aguilar, Project Manager, managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Chihuahua, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.